August 5, 2022

VIA EDGAR

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Mitchell Austin, Staff Attorney

Re:	SharpLink Gaming Ltd.
Registration Statement on Form F-3
Filed July 22, 2022
File No. 333-266292

Dear Ms. Woo and Mr. Austin:

On behalf of our client, SharpLink Gaming Ltd. (the “Company”), we are submitting this letter in response to the comment letter dated August 1, 2022, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement (the “Registration Statement”).

The Company’s response to the Staff’s comment is set forth below. In response to certain comments, the Company has made revisions in Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”), which will be filed contemporaneously with the submission of this letter.

For the convenience of the Staff, the comments are restated in bold and italics prior to the responses. All defined terms used in this letter have the respective meanings ascribed to them in the Registration Statement, unless otherwise indicated.

Principal Shareholders

1.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers, or have the right to receive the economic benefit, with respect to the securities owned by entities, including SportsHub Games Network, Inc., Alpha Capital Anstalt and 6t4 Company.

Response: The Company notes the Staff’s comment. The Company has revised the disclosure on pages 26 and 27 of the Registration Statement to identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the relevant entities.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 5, 2022

General

2.	We note that you have operations in Hong Kong, including a wholly-owned subsidiary and an employee based in Hong Kong. In light of these operations, please provide an overview of your operations in or other connections to China or Hong Kong. Specifically, tell us:

●	whether you generate any revenue from customers in China or Hong Kong, and if so please quantify the percentage of revenue generated from these customers;

●	whether you have any relationships with variable interest entities that are organized in China or Hong Kong;

●	whether cash held by any Hong Kong or China subsidiary is subject to any restrictions on foreign exchange, or whether there are any restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors;

●	whether any of your officers or directors are based in China or Hong Kong; and

●	the percentage of your assets that are located in China or Hong Kong, and provide a description of these assets.

Response: The Company’s Hong Kong subsidiary and its operations are part of the Company’s legacy telecommunications business operated by its predecessor, MER Telemanagement Solutions Ltd., and not part of the Company’s core operations or its primary future growth plans as a provider of technological solutions to the online sports betting industry.

During the year ended December 31, 2021, the Company generated $21,000 in revenue from its Hong Kong subsidiary, which represented approximately 0.5% of the Company’s consolidated revenue for such year. Neither the Company nor any of its subsidiaries has any relationships with variable interest entities that are organized or domiciled in China or Hong Kong.

The Company’s Hong Kong subsidiary had approximately $106,000 of assets as of December 31, 2021, representing approximately 0.5% of the Company’s total consolidated assets.

There are no restrictions on the cash balances held in the Company’s Hong Kong subsidiary as of December 31, 2021. The amount of cash held by the Hong Kong subsidiary is less than $100,000.

No officers or directors of the Company are based in China or Hong Kong.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 5, 2022

If you have any questions or require additional information, please feel free to contact me at the telephone number and email address set forth below.

Very truly yours,

/s/ Andrew M. Nick

Andrew M. Nick
Direct Dial: 612.492.7457
Email: anick@fredlaw.com

cc:	Rob Phythian, Chief Executive Officer, SharpLink Gaming, Ltd. Brian Bennett, Chief Financial Officer, SharpLink Gaming, Ltd. Christopher Melsha, Fredrikson & Byron, P.A.